Exhibit 99.1

Rightside and Donuts Announce Definitive Merger Agreement

Donuts to Acquire Rightside for $10.60 Per Share in Cash

Transaction Valued at Approximately $213 Million

KIRKLAND, Wash., June 14, 2017 – Rightside Group, Ltd. (NASDAQ:NAME) and Donuts Inc., a leading domain name registry for new domain extensions, today announced that the two companies have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Donuts will acquire Rightside for $10.60 per share in an all-cash tender offer, for an aggregate purchase price of approximately $213MM. The purchase price represents a premium of approximately 12% percent over Rightside’s average closing price for the 30-day trading period ended June 13, 2017 and a premium of approximately 22% percent over Rightside’s average enterprise value (excluding cash) for such period.

The Merger Agreement was unanimously approved by Rightside’s Board of Directors following a comprehensive review of strategic and financial alternatives that Rightside announced in the first quarter of 2017.

“We believe that this agreement offers a substantial cash premium to our shareholders,” said Taryn Naidu, Rightside chief executive officer. “We look forward to working closely with Donuts to consummate this merger.”

“Donuts and Rightside have a long history of working together, and we are delighted to take the next step with this transaction,” said Bruce Jaffe, Donuts chief executive officer. “We believe that the combined company will be well positioned to serve our registrar customers and the millions of businesses and individuals who are embracing new ways to brand their online identities.”

Pursuant to the terms of the Merger Agreement, the transaction will be completed through an all-cash tender offer, and closing is contingent upon tender of more than 50 percent of outstanding Rightside common shares, the receipt of certain regulatory approvals and other customary closing conditions.

The transaction does not have a financing condition and is currently expected to close during the third quarter of 2017. Following the transaction, Rightside will become a wholly-owned subsidiary of Donuts, a privately-held company, and Rightside’s common shares will no longer be listed on any public market.

Barclays Capital Inc. is serving as financial advisor to Rightside. Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as Rightside’s legal advisor. Silicon Valley Bank is providing a credit facility to Donuts, as part of this transaction. Perkins Coie LLP is acting as Donuts’ legal advisor.

About Rightside

Rightside inspires and delivers new possibilities for consumers and businesses to define and present themselves online. The company, with its affiliates, is a leading provider of domain name services, offering one of the industry’s most comprehensive platforms for the discovery, registration, usage and monetization of domain names. In addition to being a new gTLD registry operator, Rightside is home to one of the most admired registrar brands in the industry, Name.com. Headquartered in Kirkland, WA, Rightside has offices in North America and Europe. For more information please visit www.Rightside.co.

About Donuts

Donuts is a leading domain name registry for new top-level Internet domain extensions. Donuts offers businesses, individuals and organizations new ways to brand and unify their online identities, in multiple languages and character sets. Donuts is headquartered in Bellevue, Washington. For more information, please visit www.donuts.domains.

Rightside Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements concerning the expected tender offer, merger, and timing of closing, and statements containing words such as may, believe, anticipate, expect, intend, plan, project, and estimate or similar expressions constitute forward-looking statements. Forward-looking statements involve risks and uncertainties including, among others: the failure to satisfy regulatory and other closing conditions to the tender offer, including the tender of a sufficient number of Rightside common shares in the offering. More information about potential risk factors that could affect Rightside’s operating and financial results are contained in Rightside’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Rightside does not intend to revise or update the information set forth in this press release, except as required by law, and may not provide this type of information in the future.

Important Additional Information and Where to Find It

The tender offer for the outstanding shares of Rightside has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell common shares of Rightside, nor is it a substitute for the tender offer materials that Donuts Inc. and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Donuts Inc. and its acquisition subsidiary will file tender offer materials on Schedule TO with the SEC, and Rightside will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered by Rightside’s stockholders before any decision is made with respect to the tender offer. Both the tender offer statement and the solicitation/recommendation statement will be made available to Rightside’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all stockholders of Rightside by contacting Rightside at IR@rightside.rocks or by phone at (212) 331-8424, or by visiting Rightside’s website (www.rightside.co). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC.

Rightside’s stockholders are advised to read the tender offer materials and the solicitation/recommendation statement, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC when they become available before they make any decision with respect to the tender offer because they will contain important information about the proposed transaction and the parties to the transaction.

Rightside Investor Contacts:

The Blueshirt Group

Allise Furlani, 212-331-8433, allise@blueshirtgroup.rocks

Brinlea Johnson, 212-331-8424, brinlea@blueshirtgroup.rocks

Donuts Media Contact:

Judith McGarry, Donuts

415-971-2900

judith@donuts.email